Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-149572 on Form S-8 of our report dated February 26, 2009, relating to the consolidated financial statements of Advanced Analogic Technologies, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB No. 109), and our report dated February 26, 2009 relating to the effectiveness of Advanced Analogic Technologies, Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Advanced Analogic Technologies, Inc. for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

February 26, 2009